[redacted]

AB 3/21

SEC Mail Processing Section
RECEIVED
MAR 15 2011
WASH. D.C.
189

UNITE
SECURITIES AND EX
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SEC FILE NUMBER
8- 47579

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ABAX Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

52 Thomas St
(No. and Street)

New York	New York	10013
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tina Singh — 646-454-1908 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LECG Partners, LLP
(Name - if *individual, state last, first, middle name)*

80 Lancaster Avenue	Devon	PA	19333
(Address)	(city)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VS 3/30

OATH OR AFFIRMATION

I, Tina Singh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ABAX Brokerage Services, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

MACK CHEN
Notary Public, State of New York
No. 01CH6144653
Qualified in New York County
Commission Expires April 24, 2014

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (1) An Oath or Affirmation.
- ☐ (m)A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o)Independent auditor's report on internal accounting control
- ☐ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ABAX BROKERAGE SERVICES, INC.

Financial Statements,
Independent Auditors' Report and
Supplemental Information

December 31, 2010

LECG PARTNERS

ABAX BROKERAGE SERVICES, INC.
Table of Contents
December 31, 2010

LECG PARTNERS

RECEIVED
SEC MAIL PROCESSING
MAR 15 2011
WASH. D.C.
189 SECTION

Independent Auditors' Report

To those in charge of governance
ABAX Brokerage Services, Inc.

We have audited the accompanying statement of financial condition of ABAX Brokerage Services, Inc. (the "Company") as of December 31, 2010, the related statements of income, changes in stockholder's equity, and cash flows for the period from January 1, 2010 to September 14, 2010 of the Company (predecessor) and the related statements of income, changes in stockholder's equity, and cash flows for the period from September 15, 2010 to December 31, 2010 of the Company (successor) that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ABAX Brokerage Services, Inc. as of December 31, 2010, the results of its operations and its cash flows for the period from January 1, 2010 to September 14, 2010 of the Company (predecessor) and the results of its operations and its cash flows for the period from September 15, 2010 to December 31, 2010 of the Company (successor) in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LECG Partners, LLP

February 28, 2011

LECG Partners, LLP
80 Lancaster Avenue, Devon, PA 19333
main 610.254.0700 fax 610.293.0405 www.lecgpartners.com

ABAX BROKERAGE SERVICES, INC.
Statement of Financial Condition
December 31, 2010

ASSETS

Cash	$ 29,511
Commissions receivable	91,800
Total assets	$ 121,311

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable	$ 37,564
Taxes payable	26,000
Total liabilities	63,564
Stockholder's equity:	
Common stock with par value of $.01 per share 1000 shares authorized, issued and outstanding	10
Paid-in capital	14,990
Retained earnings	42,747
Total stockholder's equity	57,747
Total liabilities and stockholder's equity	$ 121,311

The accompanying notes are an integral part of these financial statements.

ABAX BROKERAGE SERVICES, INC.

Statements of Income

	Predecessor Period from January 1, 2010 to September 14, 2010	Successor Period from September 15, 2010 to December 31, 2010
Revenues:		
Gross fees	$ 494,239	$ 249,457
Other income	32,338	-
Total revenues	526,577	249,457
Expenses:		
Commission expense	479,471	152,260
Regulatory fees and expenses	1,275	13,450
Professional fees	47,370	-
Other	271	15,000
Total expenses	528,387	180,710
(Loss) income before income taxes	(1,810)	68,747
State income tax	-	(7,000)
Federal income tax	-	(19,000)
Income tax provision	-	(26,000)
Net (loss) income	$ (1,810)	$ 42,747

The accompanying notes are an integral part of these financial statements.

ABAX BROKERAGE SERVICES, INC.

Statements of Changes in Stockholder's Equity

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Predecessor period from January 1, 2010 to September 14, 2010:				
Balance, December 31, 2009	$ 10	$ 7,627	$ -	$ 7,637
Restatement - refer to note 2 "Summary of Significant Accounting Policies"	-	-	9,173	9,173
Restated Balance, December 31, 2009	10	7,627	9,173	16,810
Net loss	-	-	(1,810)	(1,810)
Balance, September 14, 2010	$ 10	$ 7,627	$ 7,363	$ 15,000
Successor period from September 15, 2010 to December 31, 2010:				
Investment by Parent	$ 10	$ 14,990	$ -	$ 15,000
Net income	-	-	42,747	42,747
Balance, December 31, 2010	$ 10	$ 14,990	$ 42,747	$ 57,747

The accompanying notes are an integral part of these financial statements.

ABAX BROKERAGE SERVICES, INC.

Statements of Cash Flows

	Predecessor period from January 1, 2010 to September 14, 2010	Successor period from September 15, 2010 to December 31, 2010
Cash flows from operating activities:		
Net (loss) income	$ (1,810)	$ 42,747
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:		
Operating assets and liabilities changes:		
Increase in commissions receivables	(35,632)	(56,158)
Decrease in accounts receivables	9,450	-
Decrease (increase) in accounts payables	26,818	(4,624)
Decrease in tax payables	-	26,000
Net cash (used in) provided by operating activities	(1,174)	7,965
Cash flows from financing activities:		
Capital contribution by Parent	-	15,000
Net cash provided by financing activities	-	15,000
Net (decrease) increase in cash	(1,174)	22,965
Cash, beginning of period	7,720	6,546
Cash, end of period	$ 6,546	$ 29,511

The accompanying notes are an integral part of these financial statements.

ABAX BROKERAGE SERVICES, INC.
Notes to Financial Statements
December 31, 2010

1. Organization:

ABAX Brokerage Services, Inc. ("ABAX" or the "Company") is a broker dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") and is engaged in retailing mutual funds, selling variable life insurance or annuities, and private placement of securities. The Company was acquired on September 14, 2010 and became a wholly owned subsidiary of TS Capital, LLC (the "Parent"), a multimember limited liability company for approximately $15,000. Although the Company continued as the same legal entity after the acquisition, the accompanying statements of operations, cash flows and stockholder's equity are presented for two periods: Predecessor and Successor, which relate to the period preceding the acquisition and the period succeeding the acquisition, respectively. As of February 14, 2011, the Company merged its operations in to a related limited liability company, ABAX Brokerage Services, Inc. wholly owned by the Parent as part of a tax saving strategy.

2. Summary of Significant Accounting Policies:

This summary of significant accounting policies of the Company is presented to assist in the understanding of the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Basis of Presentation:

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP') which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Corrections of Prior Period Error:

In 2010, the Company identified $9,173 of commissions revenue net of expense that should have been recorded in 2009. Accordingly, the Statements of Changes in Stockholder's Equity for December 31, 2010 has been adjusted to increase the beginning retained earnings balance by $9,173. The Company's 2009 net income of approximately $16,000 would have been increased by this amount.

Revenue Recognition:

Revenue is recognized as earned in accordance with respective agreements between the Company and other entities.

Income Taxes:

The Company, originally a corporation electing S-Corporation status for federal income tax purposes, prior to acquisition and a pass through non taxable entity, became a C-Corporation status for federal income tax purposes as of September 14, 2010 due to the change in ownership. The Company is included in the consolidated federal income tax return filed by the Parent. In accordance with the tax

2. Summary of Significant Accounting Policies:

Income Taxes, continued:

allocation policy of the consolidated group, the Company determines its federal income tax liability on a separate return basis and makes any required tax payments to the Parent.

Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized. There currently are no deferred tax assets or deferred tax liabilities as of December 31, 2010. There are no unrecognized tax benefits at December 31, 2010. If applicable, the Company recognizes interest accrued to unrecognized tax benefits in interest expense, and penalties in other expenses on the statement of income. During the year, the Company did not incur any interest or penalties. Tax years that remain open and subject to examination by the Internal Revenue Service are calendar years 2007 and forward.

3. Acquisition:

On September 14, 2010, the Parent acquired certain assets and assumed certain liabilities of ABAX Brokerage Services, Inc. The purchase price of $15,000 was paid by the Parent pursuant to a stock purchase agreement.

The purchase price of the acquisition has been allocated to assets and liabilities based upon their estimated fair values at the acquisition date. The fair value of the acquired assets and assumed liabilities were determined to be Level 1 measurements within the fair value hierarchy as inputs to the valuation methodology were observable and all assets acquired and liabilities assumed where short term. The application of purchase accounting requires a high degree of judgment and involves the use of significant estimates and assumptions.

The fair values reflected in the Company's purchase price allocation and amounts recorded for the transaction were as follows:

Total purchase price	$ 15,000
Fair value of assets acquired and liabilities assumed:	
Cash	$ 6,546
Accounts receivable	35,631
Accounts payable	(27,177)
Net assets acquired	$ 15,000

4. Related Party Transactions:

Under a servicing agreement, the Parent pays certain Company's operational expenses. Commission expenses directly related to commission income generated are paid by the Company. The operating results or financial condition may have been significantly different had the Company been autonomous.

5. Concentrations:

The Company maintains all its cash balance in one financial institution. The Company is subject to credit risk should this financial institution be unable to fulfill their obligations. The Company does not consider cash to be at risk. In the ordinary course of business, the Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to the contracts and expects the risk of loss to be remote. Additionally, approximately 80% of the Company's revenue is related to one client.

6. Regulatory Requirements:

The Company as a member of FINRA is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-1. This Rule requires the Company to maintain minimum net capital equal to the greater of $5,000 or 6⅔% of aggregated indebtedness at December 31, 2010, as defined. At December 31, 2010, the Company's net capital was $57,747 which was $ 52,747 in excess of its minimum requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was approximately 110%.

During 2010, there were no liabilities subordinated to claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

7. Exemption from Rule 15c3-3:

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 because the Company's activities are limited to those set forth in the conditions for exemption appearing in subparagraph (k)(2)(ii).

8. Subsequent Events:

The Company has evaluated the need for disclosures and/or adjustments resulting from subsequent events through February 28, 2011, the date the financial statements were available to be issued. Based on this evaluation, no adjustments were required to the financial statements as of December 31, 2010.

SUPPLEMENTAL INFORMATION

ABAX BROKERAGE SERVICES, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2010

Total stockholder's equity		$57,747
Haircuts		-
Net capital		$57,747
Aggregate indebtedness		$63,564
Computed minimum net capital required (6.67% of aggregate indebtedness)		$ 4,240
Minimum net capital required (under SEC Rule 15c3-1)		$ 5,000
Excess net capital ($57,747 - $5,000)		$52,747
Percentage of aggregate indebtedness to net capital	$63,564 / $57,747	110.07%

Reconciliation with the Company's computation (included in Part II of Form X-17-A-5 as of December 31, 2010

Total equity as reported in the Company's Part II (unaudited) Focus Report	$75,292
Audit Adjustments for additional commission receivables and taxes payable	(17,545)
Total stockholder's equity, per above	$57,747

Statement pursuant to Paragraph (d)(4) of Rule 17a-5

The audit adjustment noted above is the only difference between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by ABAX Brokerage Services, Inc. and included in the Company's unaudited Part II A Focus report filing as of December 31, 2010.

Statement of Omitted Supplemental Data

The Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and the Information Relating to Possession of Control requirements under Rule 15c3-3 have been omitted because the Company is exempt from the requirements of Rule 15c3-3 under condition (k)(2)(ii). The conditions of the exemption were being complied with as of December 31, 2010 and no facts came to our attention to indicate the exemption had not been complied with during the fiscal period ended December 31, 2010.

LECG PARTNERS

Independent Auditors' Report on Internal Control Required by Rule 17a-5(g)(1) of the Securities and Exchange Commission

Ms. Tina Singh
ABAX Brokerage Services, Inc.

In planning and performing our audit of the financial statements of ABAX Brokerage Services, Inc. (the Company), as of December 31, 2010 and for the periods from January 1, 2010 through September 14, 2010 and September 15, 2010 through December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

LECG Partners, LLP

February 28, 2011